UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SMART Technologies Inc.
(Name of Issuer)

Class A Subordinate Voting Shares
(Title of Class of Securities)

83172R108
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ]      Rule 13d-1(b)

 [  ]      Rule 13d-1(c)

 [x]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  83172R108

1	Name of Reporting Person: Nancy L. Knowlton I.R.S. Identification No. of above person (entities only): NA
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) *
3	SEC Use Only
4	Citizenship or Place of Organization:

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power: 2,678,826(1)
	6	Shared Voting Power: 27,742,071(2)
	7	Sole Dispositive Power: -0-
	8	Shared Dispositive Power: 28,102,071(3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,420,897(4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):*
11	Percent of Class Represented by Amount in Row (9): 42.54%(5)
12	Type of Reporting Person: IN
_________________
(1)
Consisting of 2,678,826 Class A Subordinate Voting Shares (“Class A Shares”), which were issued under a Participant Equity Loan Plan (the “Plan”) to certain management, senior executive and key employees of the issuer (including 180,000 Class A Shares issued to Ms. Knowlton and 180,000 Class A Shares issued to her spouse, Mr. Martin) and for which Ms. Knowlton remains the sole voting trustee.  In her capacity as voting trustee, Ms. Knowlton has voting power over the 2,678,826 Class A Shares, until such time as the Class A Shares have become unrestricted and the loan in respect of such shares has been repaid.  Ms. Knowlton disclaims beneficial ownership in all Class A Shares remaining under the Plan, except to the extent of her pecuniary interest in her own 180,000 Class A Shares and the 180,000 Class A Shares issued to her spouse David A Martin, which are still subject to the restrictions of the Plan.

(2)
Consisting of (i) 27,202,071 Class A Shares through IFF Holdings Inc., which is owned directly and indirectly by Ms. Knowlton and Mr. Martin, (ii) 270,000 Class A Shares issued to Ms. Knowlton initially under the Plan, but which Ms. Knowlton now owns without restrictions under the Plan any more and with respect to which her spouse, Mr. Martin, shares beneficial ownership, and (iii) 270,000 Class A Shares issued to Mr. Martin initially under the Plan, but which Mr. Martin now owns without restrictions under the Plan any more and with respect to which his spouse, Ms. Knowlton, shares beneficial ownership.

(3)
Consisting of (i) 27,202,071 Class A Shares, owned by IFF Holdings Inc., (ii) 180,000 Class A Shares issued to Ms. Knowlton under the Plan, for which Ms. Knowlton shares dispositive power with the Plan administrator, (iii) 270,000 Class A Shares issued to Ms. Knowlton initially under the Plan, but which Ms. Knowlton now owns without restrictions under the Plan any more and with respect to which her spouse, Mr. Martin, shares beneficial ownership, and (iv) 450,000 Class A Shares through her spouse, Mr. Martin (of which 180,000 Class A Shares are still subject to restrictions under the Plan, and 270,000 Class A Shares are not subject to restrictions any more).

(4)
Consisting of (i) 2,678,826 Class A Shares issued under the Plan, (ii) 27,202,071 Class A Shares held by IFF Holdings Inc., and (iii) 270,000 Class A Shares issued to each of Ms. Knowlton and Mr. Martin initially under the Plan, but which each of Ms. Knowlton and Mr. Martin now own without restrictions under the Plan any more.

(5)
Based on 71,510,667  Class A Subordinate Voting Shares outstanding as of July 15, 2010, the date of the company’s initial public offering, which number includes the reporting person’s 27,202,071 Class B Shares convertible at any time into Class A Shares (each Class B Share being convertible into one Class A Share).

CUSIP No.  83172R108

1	Name of Reporting Person: David A. Martin I.R.S. Identification No. of above person (entities only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) *
3	SEC Use Only
4	Citizenship or Place of Organization:

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power: -0-
	6	Shared Voting Power: 27,742,071(6)
	7	Sole Dispositive Power: -0-
	8	Shared Dispositive Power: 28,102,071(7)

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,102,071(8)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):*
11	Percent of Class Represented by Amount in Row (9): 39.30%(9)
12	Type of Reporting Person: IN

_________________
(6)
Consisting of (i) 27,202,071 Class A Shares through IFF Holdings Inc., which is owned directly and indirectly by Ms. Knowlton and Mr. Martin, (ii) 270,000 Class A Shares issued to Mr. Martin initially under the Plan, but which Mr. Martin now owns without restrictions under the Plan any more and with respect to which his spouse, Ms. Knowlton, shares beneficial ownership and (iii) 270,000 Class A Shares issued to Ms. Knowlton initially under the Plan, but which Ms. Knowlton now owns without restrictions under the Plan any more and with respect to which her spouse, Mr. Martin, shares beneficial ownership.

(7)
Consisting of (i) 27,202,071 Class A Shares, owned by IFF Holdings Inc., (ii) 180,000 Class A Shares issued to Mr. Martin under the Plan, for which Mr. Martin shares dispositive power with the Plan administrator, (iii) 270,000 Class A Shares issued to Mr. Martin  initially under the Plan, but which Mr. Martin now owns without restrictions under the Plan any more and with respect to which his spouse, Ms. Knowlton, shares beneficial ownership, and (iv) 450,000 Class A Shares through his spouse, Ms. Knowlton (of which 180,000 Class A Shares are still subject to restrictions under the Plan, and 270,000 Class A Shares are not subject to restrictions any more).

(8)
Consisting of (i) 27,202,071 Class A Shares held by IFF Holdings Inc., and (ii) 450,000 Class A Shares issued to each of Mr. Martin and Ms. Knowlton initially under the Plan (270,000 of which each of Mr. Martin and Ms. Knowlton now own without restrictions under the Plan any more).

(9)
Based on 71,510,667  Class A Subordinate Voting Shares outstanding as of July 15, 2010, the date of the company’s initial public offering, which number includes the reporting person’s 27,202,071 Class B Shares convertible at any time into Class A Subordinate Voting Shares (each Class B Share being convertible into one Class A Share).

CUSIP No.  83172R108

1	Name of Reporting Person: IFF Holdings Inc. I.R.S. Identification No. of above person (entities only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) *
3	SEC Use Only
4	Citizenship or Place of Organization:

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power: -0-
	6	Shared Voting Power: 27,202,071(10)
	7	Sole Dispositive Power: -0-
	8	Shared Dispositive Power: 27,202,071(10)

9	Aggregate Amount Beneficially Owned by Each Reporting Person:
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):*
11	Percent of Class Represented by Amount in Row (9): 38.04%(11)
12	Type of Reporting Person: CO

_________________
(10)	IFF Holdings Inc. is owned directly and indirectly by Mr. Martin and Ms. Knowlton
(11)
Based on 71,510,667 Class A Subordinate Voting Shares outstanding as of July 15, 2010, the date of the company’s initial public offering, which number includes the reporting person’s 27,202,071 Class B Shares convertible at any time into Class A Subordinate Voting Shares (each Class B Share being convertible into one Class A Share).

CUSIP No.  83172R108

Item 1.

(a)	Name of Issuer: SMART Technologies Inc.

(b)	Address of Issuer's Principal Executive Offices:

3636 Research Road N.W.
Calgary, Alberta T2L 1Y1
Canada

Item 2.

(a)	Name of Persons Filing:

(i)        Nancy L. Knowlton, a Canadian citizen
    (ii)       David A. Martin, a Canadian citizen
 (iii)      IFF Holdings Inc., an Alberta corporation

(b)	Address of Principal Business Office or, if none, Residence:

825 808 4th Avenue SW
Calgary, AB T2P3E8
Canada

(c)
Citizenship:  Each of the persons or entities identified in 2(a) above is an individual of the jurisdiction or a company organized under the laws of the jurisdiction, as applicable, set forth opposite such or person’s or entities name.

(d)	Title of Class of Securities: Class A Subordinate Voting Shares (“Class A Shares”)

(e)	CUSIP No.: 83172R108

Item 3.  Not applicable

Item 4.  Ownership

(a)         Amount beneficially owned:

(i)
Nancy L. Knowlton and David A. Martin each own 450,000 Class A Shares directly, which were issued to them under a Participant Equity Loan Plan (the “Plan”), under which a total of 5,421,096 Class A Shares were initially issued to certain management, senior executive and key employees of the issuer. Ms. Knowlton remains the sole voting trustee under the Plan with respect to 2,678,826 of these Class A Shares (including 180,000 of her own Class A Shares and 180,000 Class A Shares of Mr. Martin, remaining under the Plan).  In such capacity Ms. Knowlton has sole voting power over the reported 2,678,826 Class A Shares, until such time as the Class A Shares have become unrestricted and the loan in respect of such shares has been repaid.  Ms. Knowlton disclaims beneficial ownership in all Class A Shares remaining under the Plan, except to the extent of her pecuniary interest in each of her own and Mr. Martin’s 180,000 Class A Shares.

CUSIP No.  83172R108

Ms. Knowlton and Mr. Martin as spouses share voting power with respect to 270,000 Class A Shares issued to each of them under the Plan, which are not subject to the restrictions of the Plan any more.
Ms. Knowlton and Mr. Martin own directly and indirectly 100% of the outstanding equity of IFF Holdings Inc., which in turn owns 27,202,071 Class B Shares, which are convertible at any time into Class A Shares (each Class B Share being convertible into one Class A Share).  Ms. Knowlton, Mr. Martin and IFF Holdings Inc. are a “group” with respect to those Class B Shares. Accordingly, voting and dispositive power with respect to the underlying Class A Shares is also shared among Ms. Knowlton, Mr. Martin and IFF Holdings Inc.
Further, Ms. Knowlton and Mr. Martin share dispositive power for each of their own 270,000 Class A Shares.  Each of them also shares dispositive power for their own 180,000 Class A Shares subject to the Plan, with the Plan’s administrator.

(ii)           Ms. Knowlton is the voting trustee and therefore has sole voting power with respect to Mr. Martin’s 180,000 Class A Shares remaining under the Plan.  Accordingly, Mr. Martin has no voting power for those shares.
Mr. Martin and Ms. Knowlton as spouses share voting power with respect to 270,000 Class A Shares issued to each of them under the Plan, which are not subject to the restrictions of the Plan any more.
Mr. Martin  and Ms. Knowlton own directly and indirectly 100% of the outstanding equity of IFF Holdings Inc., which in turn owns 27,202,071 Class B Shares, which are convertible at any time into Class A Shares (each Class B Share being convertible into one Class A Share).  Mr. Martin, Ms. Knowlton and IFF Holdings Inc. are a “group” with respect to those Class B Shares. Accordingly, voting and dispositive power with respect to the underlying Class A Shares is also shared among Mr. Martin, Ms. Knowlton and IFF Holdings Inc.
Further, Mr. Martin and Ms. Knowlton share dispositive power for each of their own 270,000 Class A Shares.  Each of them also shares dispositive power for their own 180,000 Class A Shares subject to the Plan, with the Plan’s administrator.

(iii)           IFF Holdings Inc. owns 27,202,071 Class B Shares (each Class B Share being convertible into one Class A Share).  Mr. Martin and Ms. Knowlton own directly and indirectly 100% of the outstanding equity of IFF Holdings Inc.  Ms. Knowlton, Mr. Martin and IFF Holdings Inc. are a “group” with respect to those Class B Shares. Accordingly, voting and dispositive power with respect to the underlying Class A Shares is shared among Mr. Martin, Ms. Knowlton and IFF Holdings Inc.

Note:  The foregoing details the voting power attributable to the Class A Shares if the Class B Shares were converted into Class A Shares.  However, currently, the Class B Shares held by Ms. Knowlton and Mr. Martin have not been converted into Class A Shares.  Each holder of Class A Shares is entitled to one vote per Class A Share and each holder of Class B Shares is entitled to 10 votes per Class B Share. The Class A Shares and Class B Shares vote together as a single class on all matters submitted to shareholders for a vote, except as otherwise required by law.  Additionally, all Class B Shares, regardless of the holder thereof, will convert automatically into Class A Shares upon the first to occur of (a) Ms. Knowlton and Mr. Martin (together or individually) no longer beneficially owning and exercising control and direction over, directly or indirectly, more than 50% of the voting shares of IFF Holdings Inc. or any successor of IFF Holdings Inc., or (b) neither Ms. Knowlton nor Mr. Martin being an employee, officer or director of the issuer.

CUSIP No.  83172R108

(b)	Percent of class*:

Nancy L. Knowlton	42.54%
David A. Martin	39.30%
IFF Holdings Inc.	38.04%
       _________________
*
Based on 71,510,667 Class A Subordinate Voting Shares outstanding as of July 15, 2010, the date of the company’s initial public offering, which number includes the 27,202,071 Class B Shares convertible at any time into Class A Subordinate Voting Shares.

(c)	Number of shares as to which such person has:

(i)              Sole power to vote or direct the vote:

Nancy L. Knowlton	2,678,826
David A. Martin	-0-
IFF Holdings Inc.	-0-

(ii)              Shared power to vote or direct the vote:

Nancy L. Knowlton	27,742,071
David A. Martin	27,742,071
IFF Holdings Inc.	27,202,071

(iii)              Sole power to dispose or to direct the disposition of:

Nancy L. Knowlton	-0-
David A. Martin	-0-
IFF Holdings Inc.	-0-

(iv)              Shared power to dispose or to direct the disposition of:

Nancy L. Knowlton	28,102,071
David A. Martin	28,102,071
IFF Holdings Inc.	27,202,071

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    *

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4(a) above.

CUSIP No.  83172R108

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit A.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification
Not applicable.

CUSIP No.  83172R108

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

NANCY L. KNOWLTON /s/Nancy L. Knowlton

DAVID A. MARTIN /s/David A. Martin

IFF HOLDINGS INC. By: /s/Nancy Macnab
Name: Nancy Macnab Title: Chief Financial Officer

CUSIP No.  83172R108

Exhibit A
IDENTIFICATION OF MEMBERS OF GROUP

Nancy L. Knowlton
David A. Martin
IFF Holdings Inc.

Address:

825 808 4th Avenue SW
Calgary, AB T2P3E8
Canada